

July 28, 2020

Jonathan Benfield
Chief Financial Officer
CrossAmerica Partners LP
600 Hamilton Street, Suite 500
Allentown, PA 18101

> **Re: CrossAmerica Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 26, 2020**
> **Form 8-K Filed February 26, 2020**
> **Form 10-Q for the Quarterly Period Ended March 31,2020**
> **Filed May 7, 2020**
> **File No. 1-35711**

Dear Mr. Benfield:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Segment Results, page 52

1.   We note the your disclosure of Adjusted EBIDTA for the wholesale and retail segments on pages 53 and 55 and the reconcilation of segment Adjusted EBITDA to consolidated Adjusted EBITDA on page 58. It appears that segment Adjusted EBITDA represents segment operating income disclosed in Note 21 to the financial statements. Please revise your disclosure on pages 53 and 55 to present operating income of the segments.

Item 8. Financial Statements
Consolidated Statements of Income, page 71

2. Please tell us how you account for your investment in CST Fuel Supply referencing authoritative literature that supports your accounting treatment. Please also tell us your consideration of providing CST Fuel Supply financial statements pursuant to Rule 3-09 of Regulation S-X.

Form 8-K filed February 26, 2020

Exhibit 99.2, page 4

3. Reference is made to your tabular disclosures of non-GAAP financial information. Please present the most directly comparable GAAP measures with equal or greater prominence in future filings. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for NonGAAP Financial Measures.

Exhibit 99.2, page 8

4. Reference is made to your disclosure of 2020 Adjusted EBITDA and Distributable Cash Flow guidance. In future filings, please present a reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2020

Item 1. Financial Statements
Note 11. Commitments and Contingengies
Environmental Matters, page 16

5. We note you do not recognize environmental liabilities and indemnification assets related to contamination at sites contributed to the partnership in connection with your IPO and not assigned to you, and with respect to known contamination at sites transferred to you which are indemnified by Circle K. Please tell us what authoritative accounting guidance you applied (or applied by analogy) when determining that such obligations and indemnifications assets should not be recorded on the balance sheet.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen at (202) 551-3336 or Bill Thompson at (202) 551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services